DATE:	March 31, 2010

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 4240 East Elwood St Phoenix, AZ 85040

RE:
Now Auto Group, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2008 Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
    Filed March 16, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
    Filed March 16, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed March 16
Form 10-K/A for the Fiscal Year Ended June 30, 2009 Filed March 16
File No. 0-50709

1.           We have completed the assessment requested and have modified the filling accordingly.
2.           Done

Faith Forbis
CFO